UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	333-101363-01 333-101363

Sweetheart Cup Company Inc. Sweetheart Holdings Inc.

(Exact name of registrant as specified in its charter)

10100 Reisterstown Road, Owings Mills, MD 21117, (410) 363-1111

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

9 1/2% Senior Secured Notes due 2007 9 1/2% Senior Subordinated Notes due 2007

(Title of each class of Securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

1 holder for the 9 1/2% Senior Secured Notes due 2007; 1 holder for the 9 1/2% Senior Subordinated Notes due 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, Sweetheart Cup Company Inc. and Sweetheart Holdings Inc. caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date:	March 9, 2004	By:	/s/ Ronald L. Whaley

			Name:	Ronald L. Whaley
			Title:	President and Chief Operating Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.